INKSURE TECHNOLOGIES INC.
                              1770 N.W. 64th Street
                         Fort Lauderdale, Florida 33309


                                                               November 28, 2005


VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 7010
Washington, DC 20549

Attention:        John Cash
                  Accounting Branch Chief

         RE:      INKSURE TECHNOLOGIES INC.
                  FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 FILE NO. 0-24431

Dear Mr. Cash:

     Reference is made to your letter, dated November 15, 2005 (the "Comment Letter"), regarding the Inksure Technologies Inc. (the "Company") Form 10-KSB for the fiscal year ended December 31, 2004. Our response is set forth below the comment you provided in the Comment Letter, which for convenience, we have incorporated into this response letter.

LOCATION OF AUDITOR

     We note that your audit report was signed by an audit firm based in Israel. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States, in light of the fact that more than 50% of your assets are located outside of Israel; the majority of your revenues are derived outside of Israel, and your executive offices are located in the United States. In accordance with
     Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission's website at: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm. Please tell us if you currently have plans to employ an audit firm located in the United States to render an opinion for fiscal 2005. If not, please tell us whether your management and accounting records are located in the United States or Israel as well as where the majority of the audit work is conducted. We may have further comments.

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Securities and Exchange Commission
November 28, 2005
Page 2

     WE CONCLUDED THAT IT IS APPROPRIATE TO HAVE AN AUDIT REPORT ISSUED BY AN AUDITOR BASED IN ISRAEL FOR THE FOLLOWING REASONS:

     o OUR CHIEF FINANCIAL OFFICER AND OUR CHIEF OPERATING OFFICER ARE LOCATED IN ISRAEL, AND UNTIL MAY 2005, OUR CHIEF EXECUTIVE OFFICER WAS LOCATED IN ISRAEL. IN MAY 2005, WE DIVIDED THE RESPONSIBILITIES OF THE CHIEF EXECUTIVE OFFICER BETWEEN THE CHIEF EXECUTIVE OFFICER AND THE CHIEF OPERATING OFFICER. AT THAT TIME, OUR CHAIRMAN OF THE BOARD, WHO IS NOW LOCATED IN THE UNITED STATES, WAS APPOINTED CHIEF EXECUTIVE OFFICER, PRINCIPALLY TO HELP OUR MARKETING EFFORTS IN THE UNITED STATES. SALES AND MARKETING EFFORTS IN THE INTERNATIONAL MARKET REMAIN THE RESPONSIBILITY OF THE CHIEF OPERATING OFFICER, TOGETHER WITH RESEARCH AND DEVELOPMENT AND PRODUCTION RESPONSIBILITIES.

     o OUR CHIEF FINANCIAL OFFICER, BOOKKEEPING STAFF AND ACCOUNTING RECORDS ARE LOCATED IN ISRAEL. FURTHERMORE, ALL OF OUR CUSTOMER INVOICES ARE GENERATED IN ISRAEL. ACCORDINGLY, THE MAJORITY OF OUR AUDIT WORK IS CONDUCTED IN ISRAEL.

     o    WE HAVE 20 EMPLOYEES, 13 OF WHICH ARE LOCATED IN ISRAEL.

     o ALL OF OUR RESEARCH AND DEVELOPMENT ACTIVITIES ARE PERFORMED IN ISRAEL, AS WELL AS THE MAJORITY OF OUR PRODUCTION ACTIVITIES. THE REMAINDER OF OUR PRODUCTION ACTIVITIES ARE PERFORMED BY A SUBCONTRACTOR IN THE UNITED STATES, BUT SUCH ACTIVITIES ARE ALSO CONTROLLED FROM ISRAEL.

     o OUR OPERATING SUBSIDIARY IN THE UNITED STATES IS SOLELY A SALES AND MARKETING UNIT OF OUR ISRAELI OPERATIONS.

     o THE MAJORITY OF OUR FIXED ASSETS AND ALL OF OUR INVENTORY IS LOCATED IN ISRAEL.

     o    60% OF OUR OPERATING EXPENSES ARE GENERATED IN ISRAEL.

WE DO NOT CURRENTLY HAVE PLANS TO EMPLOY AN AUDIT FIRM LOCATED IN THE UNITED STATES TO RENDER AN OPINION FOR THE FISCAL YEAR ENDING DECEMBER 31, 2005.

     As you requested in the Comment Letter, we hereby acknowledge as follows:

     a. the Company is responsible for the adequacy and accuracy of the disclosures in their filings;

     b. Staff comments, or changes to disclosures in response to Staff comments, do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and

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Securities and Exchange Commission
November 28, 2005
Page 3


     c. the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please call the undersigned at (212) 362-5764 with any comments or questions and please send a copy of any additional comments or correspondence to Kenneth R. Koch, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., 666 Third Avenue, 25th Floor, New York, NY 10017.

                                                         Very truly yours,

                                                         /s/ Elie Housman
                                                         ----------------
                                                         Elie Housman
                                                         Chief Executive Officer

cc:       Eyal Bigon, Chief Financial Officer
          Inksure Technologies Inc.

          Kenneth R. Koch, Esq.
          Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.